Exhibit 99.1

Code of Business
Conduct and Ethics

Table of Contents

Our Commitment

Introduction

Employee Acknowledgment Requirement

Business Ethics & Practices
Protecting Company Assets and Resources
Use of E-mail, the Internet, Intranets, Telephones and Other Forms of Communication
Conflicts of Interest and Corporate Opportunities
Board Seats on Other Companies
Confidential Information
Accuracy of Records and Information Reporting
Accounting, Auditing or Disclosure Concerns
Document and Record Retention and Disposition
Media, Public and Governmental Inquiries
Political Conduct and Contributions

Work Environment
Equal Employment Opportunities
Discrimination and Harassment
Safe Working Conditions
Drugs and Alcohol

Legal & Regulatory Compliance
Compliance with Laws, Rules and Regulations
Securities Laws and Insider Trading
Protecting Intellectual Property and Use of Copyrighted Materials
Contractual Authorization
Gifts, Meals, Services and Entertainment
Fair Competition and Antitrust

Disciplinary Action for Code Violations

Questions & How to Report Concerns & Violations

Form of Employee Acknowledgment

Legal Notice

Our Commitment

Dear Thomson colleague,

The Thomson Corporation has always maintained the highest ethical standards in conducting company affairs and in our relationships with customers, suppliers, employees, advisors and the communities in which our operations are located. We value the integrity of our employees and persons who represent our company.

The purpose of this Code of Business Conduct and Ethics is to reaffirm our strong commitment to the highest standards of legal and ethical conduct in our business practices. This Code is designed to provide you with an understanding of the conduct and standards of behavior expected of all of us as Thomson employees.

This Code applies to all officers, directors and employees of Thomson and its subsidiaries - no matter where you work. We also expect that those with whom we do business will adhere to the standards set forth in this Code. Please take the time to review this Code carefully - both at this time, and periodically throughout your employment with Thomson. The Code does not anticipate every ethical decision that you may face as a Thomson employee. So, if you have any questions, please ask for guidance.

Your dedication to the principles embodied in this document will ensure that we all continue to enjoy a reputation for personal integrity, ethics and professional excellence.

Sincerely,

/s/ Richard J. Harrington
Richard J. Harrington

President and Chief Executive Officer
The Thomson Corporation

Introduction

This Code applies to all officers, directors and employees of Thomson and its subsidiaries. You are responsible for reading this Code together with any supplemental policies of your particular department, market group or business unit. If there is any conflict between this Code and supplemental policies and laws applicable to your job, you should comply with the most restrictive requirement.

These standards apply in all countries where we conduct business. All employees are subject to the laws and regulations of the country where they work, but because Thomson is a Canadian company and because our common shares are traded on both the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE), Canadian and U.S. law and stock exchange requirements might apply as well.

If you do not understand a provision of this Code, you should speak to your manager, your Human Resources department or the Thomson legal department (located in Stamford, Connecticut).

When you are faced with a situation and you are not clear as to what action you should take, ask yourself the following questions:

•                  Is the action legal?

•                  Is the action ethical?

•                  Does the action comply with this Code and other policies and laws applicable to my job?

•                  How will my decision affect others, including our customers, shareholders, employees and the community?

•                  How will my decision look to others? If your action is legal but can result in the appearance of wrongdoing, consider taking alternative steps.

•                  How would I feel if my decision were made public? Could the decision be honestly explained and defended?

•                  Should I contact my manager, my Human Resources department or the Thomson legal department regarding the action?

Please refer to the section “Questions & How to Report Concerns & Violations” on page 25 of this Code for more information about how to ask questions and/or report any possible Code violations, including how to do so anonymously and confidentially.

Employee Acknowledgment Requirement

After reading this Code of Business Conduct and Ethics, we request that you acknowledge that you have received access to and read this Code and that you understand your obligations to comply with the Code.

If you have access to one of our “SAFE” environments (thePoint, MyTHOMSON or Thomson University), you will be able to submit your acknowledgment electronically when you log in. If you do not have access to one of our “SAFE” environments, you should sign the acknowledgment form at the end of the Code and return it to your local Human Resources department.

It is important that Thomson receives an acknowledgment from every employee. We respectfully request that you submit your acknowledgment within 30 days. Thank you.

Protecting Company Assets and Resources

Thomson assets are to be used for your job and should be protected.

Company assets are meant for business, and not personal use. We all have a responsibility to protect and safeguard company assets from loss, theft, misuse and waste. These assets include, but are not limited to:

•                  office supplies,

•                  computers and software licenses,

•                  fax machines,

•                  books,

•                  business plans,

•                  technology,

•                  customer, supplier and distributor lists and information,

•                  physical property, and

•                  the Thomson name, our various brand names and other forms of intellectual property.

You should use company assets and funds for legitimate and authorized business purposes. As discussed in the next section, the company does understand the need for limited and occasional use of company e-mail, the Internet and phones for personal purposes, subject to the guidelines in the next section. Company property should never be used for personal gain, and you should not allow company property to be used for illegal activities. If you become aware of theft, misuse or waste of our assets or funds or have any questions about your proper use of them, you should feel free to speak with your manager or your Human Resources department.

Misappropriation of company assets is a breach of your duty to the company and may be an act of fraud against the company. Taking company property from our facilities without permission is regarded as theft and could result in dismissal. In addition, carelessness or waste of company assets may also be a breach of your duty to the company and could result in dismissal.

Company assets include all memos, notes, lists, records and other documents (and copies of each of these) that you make or compile relating to the company’s business. All of these are to be delivered to the company promptly after your employment ceases, or at any time that the company requests.

Q: We have a closet full of office supplies that contains things like computer paper, pens and notepads. Can I take some home with me? I can’t imagine anyone would miss what I need, which isn’t that much!

A: Unless you are taking office supplies so you can work from home and your manager has approved it, this is not permitted. Taking home company property, such as office supplies, can add up to significant costs for the company.

Q: Where can I obtain more information about safeguarding computer equipment?

A: For more information, contact your local security officer or IT department.

Use of E-mail, the Internet, Intranets, Telephones and Other Forms of Communication

Use our various forms of communication properly and appropriately.

We provide e-mail, Internet and intranet access, telephones and other forms of communication to help our employees do their jobs. It is everyone’s responsibility to help maintain the confidentiality, integrity and availability of our communications infrastructure. When using these forms of communication, please remember:

•                  these systems are for business purposes. However, the company does understand the need for limited and occasional use of company e-mail, the Internet, intranets and phones for personal purposes under certain circumstances. However, if you spend excessive time using e-mail, the Internet, intranets or your phone for non-work matters, you may have your access restricted or prohibited, and/or face other disciplinary actions up to and including termination of employment,

•                  use good judgment when using e-mail. If the company becomes involved in litigation or an investigation, your e-mails may have to be turned over to third parties. E-mail can be obtained even after you have deleted it from your in-box. Thus, avoid careless, exaggerated or inaccurate e-mail statements that could be misunderstood or used against you or the company in a legal proceeding. Before you hit “send,” think and reread,

•                  don’t access, send or download any information that could be offensive, insulting, derogatory or harassing to another person, such as sexually-explicit messages, jokes or ethnic or racial slurs,

•                  don’t violate copyright laws or compromise our network security by either installing or using peer-to-peer (P2P) or other similar types of file sharing applications that allow you to download music, video clips and/or image files,

•                  instant messaging (IM) from your work computer is only permitted if approved by your IT department or manager,

•                  manage and keep confidential (do not share) your computer user ID’s and passwords,

•                  guard against viruses and worms by using Thomson-approved virus protection software and exercise caution when opening files attached to e-mail, especially those that are not business-related or from a known source. If you have any concerns, you should not open the attachment and should forward the e-mail to your IT department,

•                  don’t send internal communications or confidential materials outside of the company unless you are authorized to do so,

•                  the use of personal software on your work computer or modification of Thomson-provided software is not permitted unless approved by your IT department, and

•                  report any suspected computer security incidents to your local security officer or IT department immediately.

Messages that you send and receive on the Internet and through e-mail and other forms of electronic and paper communication are the property of Thomson and you should not have any expectation of privacy regarding these communications. Where permitted by applicable law, we reserve the right to review these communications at any time and to monitor your use.

Q: Can I use the Thomson e-mail system to send personal messages to friends and family members?

A: This is OK if the e-mails are limited and you’re primarily using our computer networks for business purposes. Since your privacy might not be guaranteed, you may want to avoid sending messages that are highly personal or confidential.

Q: Can I download music from the Internet to listen to while I work?

A: No. You cannot download any copyrightable material without the consent of the material’s owner or publisher. Also, our e-mail and computer systems are susceptible to viruses and you should use the Thomson e-mail and computer system primarily for business matters.

Conflicts of Interest and Corporate Opportunities

Avoid actual and potential conflicts of interest in performing your duties as a Thomson employee and do not advance personal interests at the expense of Thomson.

As an employee, we expect that you will act in the best interests of Thomson and avoid conflicts of interest. A conflict of interest may arise whenever a personal interest interferes - or even appears to interfere with - the interests of Thomson. While we respect your right to manage your personal affairs and investments and we do not wish to intrude on your personal life, Thomson employees should place the company’s interest in any business transaction ahead of any personal interest or gain when the opportunity to do so arises.

To avoid conflicts of interest, you should identify potential conflicts when they arise and notify your manager if you are unsure whether a relationship or transaction poses a conflict. Your manager will be able to pre-clear or resolve certain conflicts, or will be able to contact someone else at the company who can. The following are examples of conflicts of interest that could arise, and are prohibited unless they have been pre-cleared or resolved in advance:

•                  you or someone with a close relationship with you owns more than 1% of a competitor’s, customer’s or supplier’s stock,

•                  you or someone with a close relationship with you receives improper personal benefits (such as cash, gifts, entertainment, services or discounts) as a result of your position at Thomson,

•                  you work at an outside job, or serve as an officer, director or consultant to another company that interferes with your ability to do your job at Thomson,

•                  you participate in a business transaction or opportunity to your personal advantage based on information or relationships developed or discovered in your job at Thomson, or

•                  you have a spouse, partner or family member that is in a direct reporting relationship with you, or you have the ability to supervise, review or influence the job evaluation, hiring, pay or benefits of any spouse, partner or family member who also works at Thomson.

In addition, loans to, or guarantees of obligations of Thomson executive officers, directors and their family members are prohibited.

Keep in mind that not all conflicts are prohibited and the list above does not address every example. Some conflicts are permissible if they are disclosed and approved. Because it is impossible to describe every potential conflict, we rely on your commitment to exercise sound judgment and to seek advice when appropriate.

Q: Can I take on another job for times when I’m not working at Thomson?

A: This has the potential to be a conflict of interest, depending on the nature of the business of the second job and your involvement. Any second job must be separated from your position at the company, and outside work may not be done on company time or using company equipment, property or supplies. Your second job must not interfere with or prevent you from devoting the time and effort needed to fulfill your primary duties and obligations as a Thomson employee.

Q: What does “close relationship” mean for purposes of this policy?

A: You are always presumed to be in a “close relationship” with members of your immediate family. If your relationship with a cousin, more distant relative or friend could influence your objectivity, you should assume that you have a “close relationship” with that person as well.

Board Seats on Other Companies

Obtain permission before you join the board of directors of another company.

Serving as a director of another company, even one in which Thomson has an interest, may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, also may create a conflict.

Before accepting an appointment to the board or a committee of any organization whose interests may conflict with our company’s interests, employees must receive written approval from the General Counsel of their market group or the Thomson General Counsel (if you are a Corporate employee). However, no employee may serve as a director of another publicly traded company unless approved in writing by the Thomson General Counsel.

Employees are permitted, however, to serve on boards of charities or non-profit organizations or in family businesses that have no relation to Thomson and its businesses. Prior approval is not required for these types of situations. If you hold a position with a charity or non-profit organization and if you speak publicly for the entity, you should ensure that you are seen as speaking on behalf of the entity or as an individual, and not on behalf of Thomson.

Q: I have an opportunity to be named to the board of directors of a small, private company that from time to time supplies some of our businesses with products. Can I take on this position?

A: Only if you receive approval from your market group’s General Counsel or the Thomson General Counsel after a determination has been made that there isn’t a conflict of interest. If you are permitted to join the other company’s board, you may not divulge any confidential or strategic information about our businesses and must not vote on any board issues that are related to dealing with Thomson.

Confidential Information

Protect the confidentiality of nonpublic information about Thomson.

As part of your job, you may learn or have access to nonpublic information or other confidential information relating to Thomson businesses, operations, research or technology. You should not share confidential information with anyone unless there is a “need-to-know” and you are authorized to do so. Confidential information includes some of our most valuable assets, such as:

•                  trade secrets,

•                  pricing policies,

•                  business plans and outlooks,

•                  brand formulations,

•                  nonpublic financial results,

•                  new product developments or plans,

•                  customer lists,

•                  author or consultant contracts,

•                  subscription lists,

•                  software or computer programs, and

•                  merger, acquisition or divestiture plans,

•                  personnel acquisition plans or major management changes.

If you have confidential information, you should store or safeguard it where unauthorized people cannot see or access it. You should not discuss confidential information in elevators, restaurants, airplanes or other places where your conversation may be overheard. Also use care when speaking in front of family members, who may not know that you are discussing confidential information and may later inadvertently disclose it to others. You should also be careful not to leave confidential information in unattended conference rooms, or discard confidential information in a public place where others can retrieve it.

Your obligation to safeguard the company’s nonpublic information or other confidential information applies to you even after you leave the company for as long as the information remains confidential and is not generally available to the public.

You should only disclose confidential information after appropriate steps have been taken, such as signing a confidentiality agreement to prevent misuse of the information.

Protect the confidentiality of nonpublic information about customers and others.

We also respect confidential information regarding other companies - especially our customers. If you learn of confidential information about another company in the course of your job, you should protect it the same way that you would confidential information about Thomson. Many countries have data protection and privacy laws that affect the collection, use and transfer of personal customer information. This is a rapidly changing area of law, and you should consult with a member of the Thomson legal department if you have any questions regarding appropriate uses of customer information.

Disclosure of confidential information can be harmful to Thomson and could be the basis for legal action against the company and/or the employee responsible for the disclosure.

Q: How can I better protect confidential information?

A: Suggestions include – (1) putting sensitive documents in locked files or drawers; (2) setting up a “password protection” on your computer if you leave your desk for a period of time; (3) periodically changing your computer password(s); and (4) making sure that there are non-disclosure or confidentiality agreements in place before you share any confidential information with third parties.

Accuracy of Records and Information Reporting

Keep complete, accurate and reliable records.

Our financial and accounting records are used to produce reports for our company’s management, shareholders, governmental authorities and others. Therefore, we must all protect the company’s financial strength and reputation for integrity by ensuring complete and accurate financial and accounting records that are not misleading. Implementing appropriate control systems helps to make sure this happens.

•                  all of your books, records and accounts - including time sheets, sales records, invoices, bills and expense reports - must be complete, accurate and reliable,

•                  unrecorded, undisclosed or “off-the-books” funds or assets should not be kept for any purpose,

•                  never falsify any document or distort the facts relating to a particular transaction,

•                  transactions should be recorded in a timely manner and supported by appropriate documentation,

•                  employees should not incur or pay the costs of anything using company funds if the incurrence or payment is not authorized by your manager or supervisor or reimbursable, and

•                  financial records that reflect the company’s activities and transactions should be maintained in accordance with generally accepted accounting principles (GAAP) and in compliance with applicable laws and regulations.

We also require full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission (SEC), the Ontario Securities Commission (OSC) and other Canadian securities regulators, the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), as well as in other public communications made by Thomson. All employees who are responsible for the preparation of Thomson public disclosures, or who provide information as part of the process, have a responsibility to ensure that disclosures and information are made public in compliance with the various Thomson disclosure controls and procedures.

Q: It’s the last week of the 1st quarter. In order to stay within our budget, I’m thinking about booking certain expenses in the 2nd quarter for supplies and other materials that we received earlier this month. Can I do this?

A: Absolutely not. All expenses and revenues must be recorded in the period that they are incurred or realized.

Q: I was on a business trip and misplaced a few receipts for taxis and meals. Can I still get reimbursed if I don’t have anything to document my expenses?

A: Maybe. If you accidentally lost your receipts, you should contact your manager to find out whether you can be reimbursed. For expenses in excess of a particular amount, your manager may refuse reimbursement without receipts. Even if you are allowed to be reimbursed, any documentation that you are required to produce must accurately reflect your expenses. It is never acceptable to create a false, misleading or erroneous expense for reimbursement.

Accounting, Auditing or Disclosure Concerns

Investigate and report any accounting, auditing or disclosure concerns that you may have.

We all have a responsibility to submit good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. In order to facilitate the reporting of employee complaints, the Thomson Audit Committee has established procedures for:

•                  the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters and disclosure controls, and

•                  the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters or disclosure controls.

Complaints and concerns relating to accounting, internal accounting controls or auditing matters may include actions involving:

•                  fraud or deliberate errors in the preparation, maintenance, evaluation, review or audit of any financial statement or financial record of the company,

•                  deficiencies in, or noncompliance with, the company’s internal accounting controls,

•                  misrepresentation or false statements to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the company, or

•                  deviations from full and fair reporting of the company’s financial condition.

You should report the following if you discover any of them, or have good faith suspicions:

•                  questionable payments to vendors, agents or consultants whose backgrounds have not been adequately investigated in accordance with Thomson policies,

•                  billings made higher or lower than normal prices for products or services at a customer’s request,

•                  payments made for any reason other than as described in a contract or other documentation, or

•                  payments made through intermediaries that deviate from ordinary business transactions.

In addition, it is unlawful to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant who is auditing our financial statements.

Please refer to the section “Questions & How to Report Concerns & Violations” on page 25 of this Code for more information about how to make accounting, auditing and disclosure-related complaints, including how to do so confidentially and anonymously (by e-mail or through the Thomson hotline) if you desire.

Q: After taking a month-end inventory of a Thomson product, our hand count is approximately 2,000 less than what’s reflected in our computer-generated inventory report. I’m not sure whether the variance is due to a computer error or a potential fraud. What should I do?

A: You should investigate and document the reasons for the variance in the inventory between your count and what’s reflected on the computer system. If it turns out to be a computer error, the company may need to make adjustments to the quantities reflected in the computer-generated inventory reports. However, if it does not appear to be a computer error, you should contact your manager, the Thomson Audit Director or the Thomson hotline anonymously and confidentially for additional guidance.

Q: During the last year, I have noticed a few new payables that have been approved by a manager in my department. These payables seem unusual to me, and I don’t recognize the vendor. What should I do?

A: Ideally, you should speak to your manager first, as there could be a simple explanation for the payable. If you are uncomfortable speaking to your manager, you should contact your controller (or controller-type officer), your Human Resources representative, the Thomson Audit Director or the Thomson hotline anonymously and confidentially for additional guidance.

Document and Record Retention and Disposition

Comply with the document and record retention and disposition policy applicable to you.

Thomson information and records are valuable corporate assets and must be managed with due care. Additionally, we must comply with legal and regulatory requirements that relate to document and record retention and disposition. As a result, we have an established policy for properly caring for, storing, retrieving and disposing of company records. Thomson employees must manage records and information in a manner that ensures:

•                  consistently organized filing, storage, and retrieval of recorded information,

•                  record maintenance in whatever media satisfies legal, fiscal, regulatory, and operational requirements,

•                  protection of company records (including backups),

•                  needed documentation in the event of litigation, and

•                  proper and timely disposal of records no longer of value.

If your business or department has a specific retention schedule that identifies by title each category of records it maintains, you should become familiar with it. A retention schedule outlines by record category:

•                  a description of records retained,

•                  the lengths of time records are to be retained as active within departmental files,

•                  when active files are to be transferred to appropriate records storage facilities,

•                  the lengths of time inactive records are to be retained within off-site storage, and

•                  when the records are to be disposed.

Do not destroy documents or e-mails if you learn of litigation or investigations.

If you are informed about pending or threatened litigation or a governmental investigation, you may not destroy any records (including e-mails) until you have been authorized to do so by a member of the Thomson legal department. It may be a criminal offense to destroy documents or e-mails that are subject to a subpoena or other legal process. Any employee who fails to comply with this policy, as well as applicable regulations and laws, is subject to termination and may also face criminal or civil prosecution, with possible fines and prison terms.

You should contact the controller (or controller-type officer) of your business or department if you need more information about the specific document retention policies applicable to you, and you should familiarize yourself with what’s required. If you have any uncertainty about whether a document should be retained, you should confer with the Thomson legal department before proceeding.

Q: What kinds of records are subject to our document retention policy?

A: “Records” are interpreted broadly and covers any generated or received paper, book, photograph, microfilm, computer tapes, floppy disks, personal computer file server hard disks, e-mail, CD-ROM, charts, cards, magnetic media, electronic images or any copy or print-out thereof.

Q: How long do I need to retain e-mails?

A: If there is no business reason to keep an e-mail message and if there is no legal or regulatory obligation to retain it, it should be deleted.

Media, Public and Governmental Inquiries

Don’t speak on behalf of Thomson unless you are authorized to do so.

We have professionals at our company who are trained and qualified to release information to the public. When members of the media, financial analysts or government authorities contact the company to request information, the response can have far-reaching implications, including effects on the Thomson stock price and the company’s ability to compete. When we provide information on the company’s products, operational strategies or financial results, we must ensure both that the information is accurate and that the company is ready to “go public” with that information.

In addition, we must comply with the requirements of securities regulators and stock exchanges about how and when we disclose information. For these reasons, it is critical that only authorized persons speak on behalf of Thomson.

If you receive a request for information from outside the company, you must forward it to the appropriate department if you are not authorized to speak on behalf of the company.

Additionally, before publishing, making a speech or giving an interview in your capacity as a Thomson employee or executive, you should obtain approval from your Public Relations or communications department.

Inquiry from:	Refer to:
Financial community or shareholders	Investor Relations (IR)
News or media	Public Relations (PR)
Regulatory and governmental agencies	Legal department
Elected officials	Public Relations (PR)
Persons seeking employment information	Human Resources (HR)

Q: What should I do if I get a call from the media asking me for information about a proposed acquisition that Thomson announced through a press release? Is it OK for me to comment since the news is public?

A: You should refer the call to your Public Relations department, unless you are authorized to speak on behalf of the company. Even if Thomson has made a public announcement about a development or transaction, you should not comment.

Q: A trade magazine wants to do a feature on one of our new products. Can I speak to the reporter who’s writing the story?

A: You can only comment on or provide press interviews about our products or services if you have been authorized to do so. Otherwise, you should refer the call to someone who can speak on behalf of the company.

Q: Can I comment or respond to comments about Thomson or any of our businesses in an Internet chat room or on an online bulletin board?

A: You should not post any information about Thomson or our businesses, including comments about our products, stock performance, operational strategies, financial results, customers or competitors, even in response to a false statement or question. Refer these matters to PR so we can appropriately investigate or address the issue.

Political Conduct and Contributions

Political contributions made on behalf of the company require approval.

The company strongly supports and respects your right to participate in political activities. No one at the company may require you to contribute to, support or oppose any political group or candidate.

Since U.S., Canadian and other countries’ laws and regulations governing political contributions are complex and diverse, you must not make any political contributions on behalf of the company or on company time without the prior approval of the Thomson legal department.

You should also be aware that:

•                  employees are not reimbursed for personal political contributions, and compensation will not be increased or otherwise adjusted to reflect political contributions made,

•                  if you publicly express political views, you should make it clear that they are individual, personal views and not those of Thomson, and

•                  notify the Thomson legal department if you plan to campaign for, or serve in, public office, and avoid conflicts of interest by excusing yourself from any political matters involving our company if you do so.

Q: Can I volunteer some of my time for a local political campaign?

A: Yes. However, your volunteering should generally take place when you’re not working at Thomson.

Equal Employment Opportunities

We provide a workplace that offers equal employment opportunities (EEO).

We are committed to providing equal employment opportunities (EEO) for all persons regardless of:

•                  race,

•                  color,

•                  religion,

•                  gender,

•                  age,

•                  marital status,

•                  sexual orientation,

•                  national origin,

•                  citizenship status,

•                  disability,

•                  veteran status, or

•                  any other group protected by applicable federal, state or local laws.

This policy extends to all terms and conditions of employment, including, but not limited to, hiring, placement, promotion, termination, layoff, recall, transfers, leaves of absence, compensation and training. We comply with applicable laws governing nondiscrimination in every location in which we have facilities.

Thomson makes every effort to reasonably accommodate individuals with a disability in order to provide employment opportunities for them. Furthermore, it is the company’s commitment not to discriminate in any manner against qualified individuals with disabilities with regard to all terms and conditions of employment. Employees who believe they have a disability that may require a reasonable accommodation in order to perform the essential functions of their position should contact their manager or the Human Resources department.

Q: I am planning to promote one of two employees. One is a man, and the other is a woman who has been talking in the office from time to time about her plans to eventually start a family. Can I promote the man if I think the woman is likely to have children soon and might leave the company?

A: No, this would be a violation of our policy. In the United States, for example, a promotion based on these facts would also violate applicable EEO laws.

Q: What is “reasonable accommodation” and what is a “disability”?

A: “Reasonable accommodation” may include, but is not limited to, altering facilities, providing a qualified reader and providing information orally. Additionally, in purchasing equipment or making changes to our facilities, Thomson strives to ensure that the adaptability and accessibility of equipment and facilities for disabled individuals are key considerations. However, in some instances, a particular accommodation may not be possible if it would impose an undue hardship on Thomson. Employee requests for reasonable accommodation should be brought to the attention of the Human Resources department immediately.

“Disability” refers to a physical or mental impairment that substantially limits one or more of an individual’s major life activities. A disabled individual is an individual who has such impairment, has a record of such impairment or is regarded as having such impairment. A qualified person with a disability is an individual who, with or without reasonable accommodation, can perform the essential functions of the position the individual holds or is applying for.

Discrimination and Harassment

Workplace discrimination and harassment will not be tolerated.

Employees need to know that they work in a safe and respectful environment where high value is put on equity, fairness and dignity. Thomson has zero tolerance for harassment. Harassment generally means offensive verbal or physical conduct that singles out a person to the detriment or objection of that person. Harassment covers a wide range of conduct, from direct requests of a sexual nature to insults, offensive jokes or slurs, and results in a hostile work environment.

No employee or non-employee may harass another employee, customer, vendor, supplier, visitor or any other person on company premises or while doing company business regardless of location. Harassment on the basis of race, color, religion, national origin, gender, age, disability, sexual orientation, marital status, citizenship status, veteran status and any other group protected by law and sexual harassment is prohibited by the company. In addition, conduct that does not violate the law but that is inappropriate is also prohibited.

Reports of harassment will be promptly and thoroughly investigated in as confidential a manner as possible. We will take immediate and appropriate action if harassment is determined to have occurred. Reprisals or retribution against an employee who lodges a complaint will not be tolerated. Reports of harassment should be made to your manager, your Human Resources department, or through the Thomson hotline (1.800.381.8266).

Q: I usually meet one of our suppliers every few months to discuss our upcoming requirements. One salesperson in particular regularly jokes around a lot and often tells me how sexy he thinks that I look. I don’t find this welcome. Can I do anything about this?

A: This may be a form of sexual harassment, which includes unwelcome sexual advances. Sexual harassment can come from customers and suppliers as well as fellow employees. This sort of conduct can create a hostile or intimidating environment. If you feel comfortable doing so, you should tell the salesperson that you find his conduct to be offensive. If you do not feel comfortable doing this, or if he fails to listen to you, you should report his conduct to your manager or your Human Resources department or use the Thomson hotline.

Q: Does this policy on discrimination and harassment apply outside of Canada and the United States? In the country in which I work, we have different standards.

A: Yes. All Thomson employees throughout the world should have a work environment in which they are shown respect by their colleagues.

Safe Working Conditions

We are committed to ensuring the health and safety of our employees.

We all have the right to work in an environment that is safe and healthy. In this regard, we must:

•                  comply strictly with the letter and spirit of applicable occupational, health and safety laws and the public policies they represent,

•                  follow work instructions or procedures on health and safety laws, regulations and risk management, and

•                  be sure our work environment is safe.

In addition, we must not:

•                  threaten or injure other people during company time or on company property, or

•                  possess or use weapons or firearms or any type of combustible materials in company facilities or at Thomson-sponsored functions unless you are authorized by Thomson or the law to do so.

Thomson has zero tolerance for acts of violence, threats of violence, acts of intimidation and hostility towards another person or group of persons. Promptly report to your manager or Human Resources department any accident, injury or unsafe equipment, practices or conditions, violent behavior or weapons possession.

Q: What are some examples of prohibited conduct?

A: Prohibited conduct includes, but is not limited to, hitting or shoving; threatening harm to an individual or an individual’s family, friend or associate; damaging or threatening to damage an individual’s property such that reasonable fear for one’s safety is created; stalking, following or acting with the intent of creating fear in another person; possession of any weapon, firearm, bomb or explosive or the use of any other instrument to threaten violence or cause harm.

Drugs and Alcohol

Don’t use illegal drugs, misuse alcohol or abuse prescription drugs while conducting company business.

Alcohol and drugs can impair your ability to work effectively and can endanger you and those around you. Thomson prohibits the possession, use, sale or distribution of illegal drugs, including non-prescription controlled substances, while conducting company business on or off company premises. Employees should also not report for duty with levels of alcohol in their system that could impair job performance.

These types of activity are grounds for disciplinary action, up to and including termination. As involvement with certain drugs is illegal, you may also be subject to arrest and prosecution by law enforcement agencies. Where allowable by law, Thomson reserves the right to take appropriate steps to investigate compliance, including pre-employment screening and random testing by qualified medical professionals where there is a reasonable suspicion of a violation.

Q: Is there somewhere I can go for help or counseling related to alcohol or drugs?

A: If you are experiencing a difficult personal problem, such as alcoholism or drug abuse (or even something unrelated - such as marital or family distress), we encourage you to use the Employee Assistance Program or LifeWorks, which offers services independently of the company. Any information that you may share with them is confidential. If you are located in a country that does not have an Employee Assistance Program or LifeWorks, you should feel free to contact your Human Resources representative for information about similar services that may be available in your location.

Compliance with Laws, Rules and Regulations

Know and comply with all laws, rules and regulations applicable to your job.

As a global company, we are subject to numerous laws, rules and regulations. While we do not expect you to be a legal expert, all of our employees are expected to understand and comply with laws, rules and regulations applicable to their jobs and know when to seek advice from your manager or the Thomson legal department. Any violation of laws, rules or regulations applicable to us could jeopardize our integrity. Fraud, dishonesty or criminal conduct will not be tolerated.

As part of your job responsibilities, you should:

•                  learn about laws, rules and regulations that affect what you do at the company,

•                  attend periodic training and seek to keep up on any legal developments, and

•                  consult with the Thomson legal department if you have any questions about the applicability, existence or interpretation of any law or regulation.

We comply with applicable trade restrictions and boycotts.

Our company must comply with all applicable trade restrictions and boycotts. Boycotts may restrict our ability to ship products or offer services in a particular country.

We comply with environmental laws and regulations that apply to our company.

We seek to abide by all applicable environmental standards in the countries in which we operate. Employees have a responsibility to conduct our operations in a manner that complies with laws and regulations, and which minimizes any adverse effect on the environment. We believe that protecting the environment is an important part of being a good corporate citizen. If your job involves contact with regulated materials or involves you in decisions about them, you should understand how those materials can be safely handled to protect you and your fellow employees from harm.

We must recognize the interests of the places in which we do business - currently over 130 countries. In addition to obeying laws and regulations, employees should also respect the local customs of host countries.

If you find yourself in a position that you believe may violate a law, regulation, this Code or another Thomson policy, you should report the violation or what you believe or suspect is a possible violation. You can report your concerns to a manager, your Human Resources department or the Thomson legal department. You can choose to report confidentially and anonymously, as discussed in the section “Questions & How to Report Concerns & Violations” on page 25 of this Code.

Q: I’m looking for a summary of a law that I understand is applicable to my business. Who should I contact for information?

A: You should initially call the Thomson legal department to see how they can assist you.

Q: We just received a draft contract from a company that we’re hoping to do business with, and I’m not sure if the terms are “standard.” Who should I contact to discuss my legal questions?

A: You should contact the Thomson attorney or contract administrator who usually works with your department or business unit or the General Counsel of your market group.

Securities Laws and Insider Trading

Don’t trade in Thomson securities if you possess material nonpublic information.

No officer, director or employee of the company or any of its subsidiaries may trade in Thomson securities while in possession of material nonpublic information.

Information about Thomson is “material”:

•                  if publicly known, results in or would reasonably be expected to result in a significant change in the market price or value of any Thomson securities, or

•                  if there is a substantial likelihood that a reasonable shareholder or investor would consider it important in making a decision to buy, sell or hold Thomson securities.

“Nonpublic” information is information that is not generally available to the investing public, either through a press release, distribution to shareholders or widely reported media coverage. The circulation of rumors, or “talk on the street,” even if accurate, is not considered public disclosure.

The most common example of “material nonpublic information” about Thomson is information about its earnings or financial performance that has not yet been publicly disclosed. Other examples of material nonpublic information may include:

•                  a significant change in business operations, projections or strategic plans,

•                  a potential merger or acquisition,

•                  a potential sale of significant assets or subsidiaries,

•                  the gain or loss of a major supplier, customer or contract,

•                  the introduction of a new product or service,

•                  a significant pricing change in products or services,

•                  a declaration of a stock split, a public or private securities offering by Thomson or a change in its dividend policies or amounts,

•                  a change in senior management,

•                  major changes in accounting methods, or

•                  an actual or threatened major lawsuit.

If you are not sure whether information is material or nonpublic, consult with the Thomson General Counsel for guidance before engaging in any transaction in Thomson securities.

You are also prohibited from disclosing material nonpublic information about Thomson to other persons, such as relatives or friends, who may trade on the basis of the information. Securities laws also prohibit trades made on the basis of these “tips.” In addition, you should avoid trading in puts and calls relating to Thomson securities.

Don’t trade in the securities of other companies if you possess material nonpublic information.

If you have material information about a company with which Thomson does business that is not known to the investing public, you should not buy or sell securities of that company until the information has become public.

In addition to the restrictions above, Thomson has designated certain persons as “Thomson Insiders” because of their position in the company or their actual or potential access to material financial information. “Thomson Insiders” are subject to additional restrictions in terms of their ability to buy, sell or trade Thomson securities. The Thomson General Counsel will notify you if you are a “Thomson Insider.”

For more information on insider trading, you should consult the full text of our insider trading policy. If you do not have access to our corporate intranet, thePoint, you can obtain a copy of it from your Human Resources department.

Q: As part of my job, I’ve recently learned a lot about one of our customers, whose stock is publicly traded. For example, I found out that the customer’s revenues for last year are much higher than what the public is expecting to be announced. Can I buy some of their stock at this time?

A: No. Using nonpublic information to buy or sell securities is a violation of the Code and insider trading laws. If you commit insider trading, you could lose your job and possibly face fines and/or jail time.

Q: I know that I cannot buy or sell Thomson stock based on confidential information that I am aware of, but can I recommend to my friends or relatives to buy our stock?

A: No. This is called “tipping” and it’s a violation of insider trading laws.

Protecting Intellectual Property and Use of Copyrighted Materials

Protect all intellectual property owned by Thomson and respect the rights of other companies.

Our brand identity and intellectual property are among our most valuable assets and are essential to maintaining our competitive advantages. These include the Thomson name, logo, inventions, processes, innovations, content and software. It is extremely important that we protect these assets, and honor those of third parties. We are responsible for using basic intellectual property protections (such as copyrights, trademarks, service marks and patents) consistently and appropriately.

You should be aware that:

•                  any intellectual property that employees create in the performance of their job responsibilities belongs to the company and should always be adequately protected. Also, where permitted by applicable law, intellectual property created by contractors or agents under a contract with us are also the property of the company as a work-for-hire. You are expected to promptly disclose any inventions, discoveries and improvements conceived or made during your employment with the company or that are related to company businesses or activities,

•                  you are required to execute applications, assignments or other instruments upon the company’s request for applications for, and the attainment of, patents or to otherwise protect the interests of Thomson,

•                  you should report any unauthorized use of the company’s copyrights, patents, trademarks, service marks or other intellectual property to your manager or the Thomson legal department,

•                  you should get written permission to use a third party’s copyrights, patents, trademarks, service marks or other intellectual property. If you want or need to use intellectual property that belongs to someone else, we must obtain a license to use the property or purchase the outright ownership of the property,

•                  you should not make copies of, nor publish any copyright-protected materials until we have obtained written permission from the holder and determined that copying or publishing is legally permitted,

•                  you should put copyright notices on all Thomson materials, information, products, services and other documents or products intended for public distribution or circulation, and

•                  you should not copy or distribute software or related documentation without ensuring that the licensing agreement permits copying or distribution.

Some Thomson businesses have groups or departments that oversee our compliance in using rights held by third parties. If you are uncertain whom to contact, please consult with the Thomson legal department.

Q: We came across some interesting information in a public database. Can we include it in one of our products without obtaining a permission or consent?

A: The information might still be subject to IP protection. You should consult with the Thomson legal department, as the answer will likely depend on the facts and circumstances.

Contractual Authorization

Don’t sign a contract or agreement on behalf of Thomson unless you are authorized.

The company’s contractual agreements govern its business relationships. Because the laws governing contracts are numerous and complicated, policies and procedures are in place to ensure that any contract entered into by and on behalf of the company has the appropriate level of review and approval.

As a result, employees of the company who enter into contracts or agreements on the company’s behalf must have proper authorization, including legal review where required by policy, prior to the execution of any contract.

Q: I’ve been looking over a new customer contract and I’m not certain if I have authority to sign and I also don’t understand some of the provisions. Who should I contact?

A: You should contact your controller (or controller-type officer) as to whether you can sign, or contact the Thomson legal department for advice and help in interpreting the contract or provision in question.

Gifts, Meals, Services and Entertainment

Use your best judgment in giving and receiving gifts.

We allow employees to offer or receive business gifts, favors and entertainment within specific guidelines. Gifts given or received should never include cash.

Giving gifts – Most countries where we do business forbid employees from making or participating in making any payments designed to cause or improperly influence the decisions of an individual, a company or a governmental official to act in a way that gives the company or the employee an advantage.

Receiving gifts – You cannot solicit, encourage or actually receive any bribe or other payment, contribution, gift or favor that could influence your or another’s decision.

A bribe or improper payment is designed to influence another’s behavior and is always prohibited. While what is viewed as a bribe in one country may be expected in another, you are expected to comply with this Code. A bribe could take the form of direct cash payments or other forms of payment, such as:

•                  kickbacks,

•                  unexplained rebates, or

•                  invoices for some disguised expense.

Acceptable business gifts, meals, services or entertainment comply with this Code under the following guidelines if they:

•                  are relatively infrequent and not excessive in value for someone of your position,

•                  comply with applicable laws and are consistent with customary business practices,

•                  would not embarrass the company, the person receiving the gift or the person giving the gift, if publicly disclosed, and

•                  are never given to, or received from, any government official of the United States, Canada or other country.

In some countries, returning or refusing a gift would be offensive. If this occurs, you should accept the gift on behalf of the company and consult with a manager about how the gift should be treated. If you would like to give or receive any business gift, meals, services or entertainment that do not meet the guidelines discussed above, or if you have any questions, you should consult with the Thomson legal department in advance.

Q: A supplier has invited me out for golf and then to dinner and drinks at a steakhouse. Can I accept his offer?

A: Yes, if the invitation is a common business courtesy, is not excessive, and is intended to improve or strengthen the relationship.

Q: We’re looking to establish operations in a new country. A local government official has told us that if we make a payment to him, we’ll get the necessary approvals and permits much quicker. What should we do?

A: Notify your manager and consult with the Thomson legal department before you do anything. Most payments to government officials are not permitted. However, if the payment has a legitimate business purpose and is considered to be a facilitating payment, and not a bribe, it may be acceptable depending on the circumstances.

Q: Do all government agencies have the same rules and regulations regarding gifts?

A: No. Rules and regulations differ among federal, state, local and foreign government agencies. Consult with the Thomson legal department if you have any questions.

Fair Competition and Antitrust

Compete and deal fairly with our customers, suppliers and competitors and use caution to avoid violating antitrust and competition laws.

We believe in fair and open competition, and our success depends in part on our ability to offer competitively priced quality products and services. While we compete vigorously, we comply with applicable antitrust and competition laws wherever we do business.

Antitrust or competition law is extremely complex and covers a broad range of conduct that may be declared illegal. Many antitrust or competition laws prohibit making agreements with competitors or customers to limit or restrict competition, or sharing information with competitors or customers that would limit or restrict competition. This information could include discussions or agreements with competitors relating to:

•                  prices,

•                  products and services,

•                  business practices,

•                  territories,

•                  bids for new business,

•                  distribution channels, or

•                  customer lists.

As a general rule, you should avoid discussing these topics with competitors. If a competitor raises any of these topics, you should interrupt and stop the conversation immediately. If you attend a conference and have informal contact with a competitor, it is always a good idea to limit informal contact to the extent possible and keep a written summary of any discussions that may have taken place. The standards for conspiracy to violate antitrust laws are extremely broad and an unlawful agreement can be found where competitors never met or exchanged words, but did something like share competitive information. Antitrust violations do not have to be proven by written agreements and violations can be inferred from an individual’s or organization’s actions. It’s a good idea to use extreme care when talking with competitors or potential competitors.

Because antitrust or competition law is so complex and varies significantly from country to country, you should consult the Thomson legal department in advance of any planned actions that might be considered anti-competitive.

We also deal fairly with our customers, suppliers and competitors. While comparative marketing and advertising are generally acceptable, employees should not unfairly disparage or criticize competitors’ products or services. While we strive to exceed customers’ expectations, we will only make honest and factual claims about our products, services and businesses that can be substantiated. Employees should also not seek to obtain information about our competitors through unlawful or unethical practices.

Q: I’m planning to attend an industry conference and anticipate that I will meet my “equivalent” at a principal competitor. I’ve heard through the grapevine that we are both planning to bid on a new service contract for Corporation XYZ. Can I speak to him?

A: Maybe. You should speak to the Thomson legal department first before you initiate any conversations with a competitor that may pertain to things like pricing and costs. Even an informal discussion at a conference can be a potential antitrust or competition law violation.

Disciplinary Action for Code Violations

Thomson strives to impose discipline for each Code violation that fits the nature and particular facts of the violation. A failure by any employee to comply with laws or regulations governing company business, this Code or any other company policy or requirement may result in disciplinary action up to, and including, termination, and if warranted, legal proceedings.

Please remember that some Thomson businesses have their own disciplinary actions policies that are distinct and separate from this Code. As stated on page 3, if there is any conflict between this Code and any supplemental policies applicable to your job, you should comply with the most restrictive requirement.

Questions & How to Report Concerns & Violations

Promptly report any unethical or illegal conduct and ask questions when in doubt.

This Code is intended to serve as a guide for your own actions and decisions and for those of your co-workers. If you believe that you or someone you know is in violation of the policies stated in this Code, you have several options.

Self Reporting: Although you are encouraged to identify yourself to assist us in addressing your concern, you may choose to remain anonymous and we will respect your choice. In many instances, your immediate resource is your direct manager or supervisor, your Human Resources representative or the Thomson legal department. These people may have the information that you need, or may be able to refer the matter to an appropriate source. There may, however, be times when you prefer not to go to your manager or supervisor, or you may want to report a concern about your manager’s or supervisor’s conduct.

Confidential and Anonymous Reporting: We have also established another communication channel that you can use when you have specific concerns or when you want to report an actual or potential violation. Thomson employees may report violations and submit complaints and obtain information, advice and suggestions confidentially and anonymously by phone or e-mail. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

•                  Phone. We have established a toll-free telephone number (the Thomson hotline) for employees to call, 1.800.381.8266. For toll-free access from outside the United States or Canada, you must first dial the AT&T direct access number for the country from which you are calling. You can find the AT&T direct access numbers by visiting www.att.com/traveler or you can request a copy from your Human Resources department. The Thomson hotline is not equipped with caller-ID, recorders or other devices that can identify or trace the number from which you are calling.

•                  E-mail. You may also contact us by e-mail at ethics@thomson.com. Although e-mail from your office or home computer is not anonymous, you can request that your identity be kept confidential. U.S. employees may, however, send anonymous e-mails to us through thePoint. You will find a link to these anonymous e-mail addresses in the “Contact Information” section of thePoint.

Questions & How to Report Concerns & Violations

When you are uncertain about any situation, you should ask for guidance. You may use whatever method of communication with which you feel most comfortable. The important thing is that you get the guidance you need, report what you know and get your questions answered.

Treatment of Reports and Complaints: When you contact your manager, supervisor, HR, the Thomson legal department or the Thomson hotline, this is what you can expect:

•                  your question, report or complaint will be taken seriously,

•                  information will be gathered in response to your questions or concerns,

•                  your question, report or complaint will be forwarded to appropriate Thomson management for follow-up,

•                  confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review,

•                  complaints and concerns relating to accounting, internal accounting controls or auditing matters will be reviewed under the Thomson Audit Committee’s direction and oversight by the Thomson General Counsel and Audit Director and/or such other persons as the Audit Committee determines to be appropriate,

•                  employees are obliged to cooperate with investigations relating to violations and complaints and must always be truthful and forthcoming in the course of these investigations, and

•                  prompt and appropriate corrective action will be taken when and as warranted.

Retention of Reports and Complaints and Investigations: The office of the Thomson General Counsel will maintain a log of all reports and complaints related to accounting, internal accounting controls and auditing matters, tracking their receipt, investigation and resolution and will prepare a periodic summary of reports and complaints for the Audit Committee.

Retaliation is Prohibited: We want you to know that we will not discharge, demote or suspend you if you provide information or assist in an investigation regarding conduct that you reasonably believe is unethical or that constitutes a violation of law, this Code or our other policies. This includes giving information in connection with an authorized investigation. However, we reserve the right to discipline you if you make an accusation without a reasonable, good faith belief in the truth and accuracy of the information or if you knowingly provide or make false information or accusations. “Good faith” does not mean that you have to be right - but it does mean that you believe you are providing truthful information. If you believe that you have been unfairly or unlawfully retaliated against, you may file a complaint with your manager or supervisor, the Thomson General Counsel or your Human Resources department.

Presumption of Innocence: If someone makes a report or complaint against you, you will be presumed innocent unless the investigation reveals a violation has occurred.

Disciplinary Process: As noted previously, a violation of law, this Code or our other policies may result in disciplinary action up to, and including, termination and/or legal proceedings.

Waivers: Waivers of this Code may be granted only by the Thomson General Counsel’s office; however, any waiver of this Code for Thomson executive officers or directors may only be made by the Thomson board of directors or a board committee and will be disclosed by Thomson to the extent required by law, regulation or stock exchange requirement.

Helpful Contact Information:

Thomson hotline

e-mail:

ethics@thomson.com

telephone:

1.800.381.8266

General Counsel

The Thomson Corporation

Metro Center

One Station Place

Stamford, Connecticut 06902

United States

e-mail:

generalcounsel@thomson.com

telephone:

1.203.539.8756

Audit Director

The Thomson Corporation

Metro Center

One Station Place

Stamford, Connecticut 06902

United States

e-mail:

auditdirector@thomson.com

telephone:

1.203.539.8463

Form of Employee Acknowledgment

I acknowledge that I have received and read the Thomson Code of Business Conduct and Ethics and understand my obligations to comply with the principles and policies outlined in the Code.

I understand that my agreement to comply with the Code does not constitute a contract of employment if I do not presently have a written employment contract.

Name (printed):

Organization:

Thomson Employee ID:

Signature:

Date:

This signed and completed form should be returned to your human resources department within 30 days of receiving a copy of the Code.

Legal Notice

This Code serves as a reference to you. Thomson reserves the right to modify, suspend or revoke this Code and any and all policies, procedures, and programs in whole or in part, at any time, with or without notice. Thomson also reserves the right to interpret this Code and these policies in its sole discretion as it deems appropriate.

Neither this Code, these policies nor any statements made by any employee of Thomson, whether oral or written, confer any rights, privileges or benefits on any employee, create an entitlement to continued employment at Thomson, establish conditions of employment, or create an express or implied employment contract of any kind between employees and Thomson. In addition, all employees should understand that this Code does not modify their employment relationship, whether at will or governed by a written contract.

Unless otherwise agreed to in writing, each Thomson employee is employed on an at-will basis. This means that employment is not guaranteed for any specific duration of time and the company retains the right to terminate an individual’s employment at any time, with or without cause or prior notice.

The version of the Code that appears online at www.thomson.com may be more current and up-to-date and supersedes any paper copies should there be any discrepancy between paper copies and what is posted online.

THE THOMSON CORPORATION

www.thomson.com